FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-____________



Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com

_____

October 8, 2006

NOTICE

At the Special Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on October 5, 2006, resolutions 1 and 2 on the agenda (relating to the remuneration of Mr. Eli Hurvitz, Chairman of the Board, and Dr. Philip Frost, Vice Chairman of the Board, respectively) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: October 8, 2006